Filed by: Home Bancorp
                                              Holding Company for Home Loan Bank
                           Pursuant to Rule 425 under the Securities Act of 1933
               Subject Company:  Home Bancorp and Old Kent Financial Corporation
                                                   Commission File No: 333-42804


THE  FOLLOWING  PRESS RELEASE WAS  DISSEMINATED  BY HOME BANCORP ON SEPTEMBER 7,
2000:

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                                  NEWS RELEASE
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Home Bancorp                                      Date  September 7, 2000
132 EAST BERRY STREET o  P.O. BOX 989
FORT WAYNE, INDIANA 46801-0989                    Contact   Marvin C. Schumm
PHONE:  (219) 422-3502                            President and Chief Executive
FAX:  (219) 426-7027                              Officer
                                                  Home Loan Bank



                       Holding Company for Home Loan Bank

                                  HOME BANCORP
                             Declares Cash Dividend
FORT WAYNE, Indiana, -- September 7, 2000 -- Home Bancorp (Nasdaq: HBFW), parent company of Home Loan Bank, Fort Wayne, Indiana, has declared a cash dividend of $0.10 per share. The dividend will be payable September 29, 2000 to shareholders of record September 18, 2000.

This is the nineteenth consecutive quarterly dividend declared by HBFW.

Home Loan Bank operates ten retail-banking offices in Fort Wayne, Decatur and New Haven.

/contact: Marvin C. Schumm, President & CEO of Home Loan Bank, 219-422-3502 (Fax: 219-426-7027)/


The parties intend to file with the Securities and Exchange Commission a definitive prospectus proxy statement relating to the proposed merger. WE URGE INVESTORS TO READ THE PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. Documents filed with the SEC by Old Kent Financial Corporation will be available free of charge by directing a request to the Secretary of Old Kent Financial Corporation at 111 Lyon Street, N.W., Grand Rapids, Michigan 49503. Documents filed with the SEC by Home Bancorp will be available free of charge by directing a request to Secretary of Home Bancorp at 132 East Berry Street, Fort Wayne, Indiana 46802. Information concerning the participants in the solicitation of proxies for the merger will be included in the definitive prospectus and proxy statement.